AMERICAN LEISURE HOLDINGS, INC.
                              2460 Sand Lake Road
                             Orlando, Florida 32809
                              Tel: (407) 251-2240



                                                                 January 8, 2007



Joshua S. Forgione
Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

     RE:     American Leisure Holdings, Inc.
             Form 10-KSB for the fiscal year ended December 31, 2005 Filed March 31, 2006
             File No. 333-48312

Dear Mr. Forgione:

     Please find responses to your specific comments below set forth in the order in which they were presented in your comment letter:


Form 10-KSB for the year ended December 31, 2005
------------------------------------------------

General
-------

1. We note that you made significant revisions to your financial statements in response to your comments including, amounts reported in current and long-term assets, current and long-term liabilities, cash provided by operating activities, cash provided by financing activities, as well as a significant number of revisions to the notes in your financial statements. Accordingly, please review to label your financial statements as restated with the appropriate footnote disclosures and have your auditors review their audit report. Refer to AU Sections 530 and 561 as it relates to the revised audit report.

Answer: We have revised the financial statements to include a label "As restated", and have added the appropriate footnote disclosures. Our auditors have revised their audit report in accordance with AU Sections 530 and 561.


Consolidated Statements of Operations, page F-3
-----------------------------------------------

2. We read your response to comment 4. Since sales of undeveloped land does not represent a component of our ongoing major or central operations, as described in your business discussion on pages 6 - 27, please revise your financial statements to reclassify gains or losses on the sale of undeveloped land as a component of no-operating income (loss) or further explain to us why your current presentation as a component of total revenue is appropriate.

Answer: We believe our current presentation is appropriate. Our central operations are travel management, call center operations, and resort development. Sales of undeveloped land is part of resort development in that it is necessary to purchase and sometimes sell undeveloped land until the proper locations are acquired for the proper resort setting. Therefore, we believe we will continue to buy and sell undeveloped land as a part of our resort development operations in the future. Furthermore, we have sold 4 parcels of undeveloped land in the last 2 years.


Consolidated Statements of Cash Flows, page F-4
-----------------------------------------------

3. Please explain to us your basis for presenting cash outflows related to capitalized real estate development and carrying costs associated with your development of the resort at Tierra Del Sol and other projects where you plan to sell individual units or time shares as part of your operations as investing cash flows rather than operating cash flows.

Answer: We have revised our statement of cash flows to present capitalized real estate development and carrying costs as part of our operating cash flows instead of investing cash flows.

4. We note from your response to comment 11 that you reflect your cost of land sold as a reduction to capitalized real estate development and carrying costs. Please revise your statement of cash flows to present the proceeds from the sale of undeveloped land as a component of cash flows from investing activities and the corresponding gain on the sale of undeveloped land as a reconciling item in arriving at cash flows from operating activities.

Answer: As noted in our response to question 2 above, we believe the sale of undeveloped land is part of our operations and, accordingly, we will present the capitalization of real estate and development and carrying costs and the sales of the undeveloped real estate as an operating activity, or like inventory.

5. Please provide us with your analysis of interest incurred during the year, both capitalized and expensed, along with the amounts paid during the year and unpaid as of December 31, 2005 and 2004. Please show us how these amounts reconcile with the amounts reported in your financial statements and notes as interest expense, interest capitalized, interest paid and unpaid interest.

Answer: We incurred total interest expense of $3,586,668 of which we capitalized
     $2,198,853 for the year ended December 31, 2005. The difference of $1,387,815 plus the amortization of deferred financing costs of $1,929,218 equals total interest expense of $3,317,033 for the year ended December 31, 2005. Unpaid interest at December 31, 2005 was $1,240,403 and we had paid interest totaling $1,010,308.

     We incurred total interest expense of $1,915,204 of which we capitalized $1,615,800 for the year ended December 31, 2004. The difference of $299,404 plus the amortization of deferred financing costs of $437,394 equals total interest expense of $736,798 for the year ended December 31, 2004. Unpaid interest at December 31, 2004 was $862,896 and we had paid interest totaling $1,052,308.


Note 1- The Company
-------------------

Principles of Consolidation, page F-6
-------------------------------------

6. Related to prior comment 9, please expand your disclosure in this footnote, or under an appropriate heading in Note 2, to clarify how you account for TraveLeaders.

Answer: We have expanded our disclosure in Note 2 to clarify how we account for TraveLeaders under the heading "Managed Assets - TraveLeaders", as follows:

     " Through one of our wholly owned subsidiaries, American Leisure Equities Corporation("ALEC") we acquired the tradename of TraveLeaders, as well as substantially all of the assets and certain other liabilities of the TraveLeaders operations, on December 31, 2004 from Around the World Travel ("AWT").

     Concurrent with this acquisition, ALEC entered into a management agreement with AWT, whereby AWT manages the TraveLeaders franchise and employs the personnel necessary to operate the TraveLeaders retail locations. The risk of loss from this operation is that of AWT, as all agreements and licenses are in its name. AWT is paid a management fee of 10% of earnings before interest, taxes, and depreciation and amortization."

     The flow through of the earnings before interest, taxes, and depreciation and amortization activity is recorded in ALEC as revenue (and a corresponding receivable) and the 10% management fee is recorded as expense (with a corresponding payable). This agreement continued in place until August 1, 2006 when ALEC began to operate its travel management business on that date.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Land Held for Development, page F-9
-----------------------------------

7 We have reviewed your response to prior comment 10. Please describe the types of capitalized direct and indirect cost, including allocated overhead.

Answer: The capitalized costs include land, financing costs & interest, legal fees, consulting fees, surveying, engineering & architects, contractors, real estate taxes, permits, licenses and fees, insurance, photos, copies, printing, general and administrative and sales & marketing costs. We have updated our policy to disclose the capitalized costs included in land held for development. It does not include any allocated overhead and we have removed that disclosure.


Resort Unit Pre-Sales, page F-12
--------------------------------

8. We note from your response to comment 16 that you do not believe that marketing costs are within the scope of SOP 93-7 since they are not advertising costs. Please explain to us the types of marketing activities performed by Xpress, Ltd. and how you evaluated paragraphs 6-9 and 22-24 in reaching the conclusion that such costs and activities are not within the scope of SOP 93-7. In your response, please also tell us the principle differences between the activities performed by Xpress, Ltd. related to the sales fees earned and marketing fees earned. Finally, please tell us how you account for marketing fees and the account of marketing fees capitalized as of December 31, 2005 and 2004.

Answer: The marketing activities of Xpress, Ltd. involve the development of relationships with sales brokers by compensating brokers at somewhat higher than the regional market rates so brokers have a greater incentive to sell our product.

     Xpress, Ltd. does not place or provide advertising; this is the responsibility of the broker if he/she so desires to place. However, we reserve the right to review and approve any advertising prior to placement. The developer American Real Estate Group, Inc. provides brochures and other selling materials as well as the sales center.

     We evaluated SOP 93-7, specifically paragraphs 22 through 24, and do not believe we are advertising our development. We have not purchased any newspaper or television advertisements or conducted any other type of advertising campaign. The marketing fee is 1.5% of sales and the sales fee is 3% of sales. The marketing fee is advanced when a sales contract is presented (with 20% deposit funds) and the advance is accounted for as cost of sales at the time of closing of the sales. One-half of the sales fee (i.e. 1.5%) is advanced when a sales contract (with 20% deposit funds) is presented and the other half (i.e. the additional 1.5%) is due at the time of closing of the sales. The entire sales amount (i.e. 3%) is accounted for as cost of sales at the time of closing of the sales. If contracts are cancelled, the sales and marketing fees that have been advanced are due back from Xpress, Ltd.


Note 4 - Acquisitions, page F-14
--------------------------------

9. We read your response to comments 9 and 17. We note that you acquired substantially all of the assets of Around the World Travel, Inc. ("AWT") and that AWT will continue to manage the business acquired under a management agreement entered into in connection with the acquisition. Your response to comment 9 suggests that you did not acquire a business but rather acquired certain assets, the most significant being the TraveLeaders brand name, and are entitled to a fee from AWT in exchange for their use of the brand name. Please reconcile these statements and further explain to us the nature of the business you acquired from AWT and how this acquisition meets the definition of a business following the guidance in EITF 98-3. If you have determined that this acquisition meets the definition of a business following the guidance in EITF 98-3, please explain to us why you have not consolidated the operations of this business in your financial statements

Answer: We believe we did acquire a business based upon paragraph 6 of EITF 98-3 and chose to have those assets managed by AWT. Here is our assessment under EITF 98-3:

     Step 1 - We determined that the acquired set includes: Long-lived assets, Intellectual property, the ability to obtain access to necessary materials and rights, and Employees

     Step 2 - We determined that the set does not include: Certain processes (billing and collecting from airlines)

     Step 3 - We determined that the set lacks some of the necessary processes (billing and collecting from airlines) to continue to conduct normal operations and sustain its revenue stream. However, the transferred set received by us contains goodwill (fair value of the set is $9 million, fair value of the identifiable assets received is $5 million).

     Conclusion - The existence of goodwill results in a presumption that the transferred set is a business. We concluded that the relative effort and cost to replace the excluded elements are not sufficient to overcome that presumption.

     TraveLeaders is a fully-integrated travel agency management company that provides its clients with a comprehensive range of business and vacation travel services including corporate travel management, leisure sales, special event and incentive planning. TraveLeaders is based in Coral Gables, Florida with 7 retail offices and several "on-site" offices at corporate client locations.

We consolidate the assets and liabilities purchased and record the results due from and to AWT under the management agreement for the operations of the TraveLeaders business.


10. If, in response to our comment above, you have reached the conclusion that this asset acquisition does not represent a business, please tell us your basis in accounting for recognizing goodwill associated with this acquisition.

Answer: As per EITF 98 - 3, we reached the conclusion that we did acquire goodwill and a business.


11. We note from your response to comment 17 that you attribute the residual value to TraveLeader brand name which generates revenues through your agreement with AWT. This brand name appears to meet the criteria in paragraph 39 for recognition as an identifiable intangible asset apart from goodwill. Notwithstanding our comments above, please tell us how you considered the guidance in paragraph 39 and Appendix A of SFAS 141 in performing your purchase price allocation and why you have not recorded any value associated with the brand name in light of the fact that you "attribute the residual value to the TraveLeader brand name."

Answer: The tradename "TraveLeaders" was assigned a value of $1 million by an independent third party appraiser and that value is being amortized over 20 years since the acquisition and is recorded on the face of the balance sheet as "Trademark."

12. Please tell us the agreement that transfers the risk of loss from operating the TraveLeaders business from you to AWT.

Answer: There is no agreement and the risk of loss of operating the TraveLeaders business is AWT's. AWT hires its own employees to operate TraveLeaders. AWT is responsible for those wages, leases and other expenses of managing the business. We have no members of management or board members in AWT

13. Please tell us where you reflect the income from AWT, and the amount of such income, in connection with their use of the TraveLeaders brand name in your consolidated statements of operations.

Answer: We record the income resulting from our management agreement with AWT as operating revenue (and a corresponding receivable) and the management fee expense as a cost of operating revenue (with a corresponding payable). This agreement continued in place until August 1, 2006 when ALEC began to operate the travel management business.

14. We note from your response to comment 17 that you previously wrote-off your investment in the preferred stock of AWT in 2004. Please tell us the amount of the write-off and where such amount is reflected in your consolidated financial statements.

Answer: We have revised our investment policy to disclose the unrealized loss on the preferred stock of $2,185,278 during the year ended December 31, 2004.

15. We note from your response to comment 18 that your reporting unit for purposes of goodwill impairment testing is at the Travel segment level. Please tell us how you evaluated each of the criteria in paragraph 17 of SFAS 131 in reaching the conclusion that Hickory and the entity which holds the TraveLeaders assets have similar economic characteristics. For instance, based on your response to comment 9, we understand that you do not actually operate the TraveLeaders assets and that you only receive a fee from AWT for using the TraveLeaders brand name similar to that of a franchisor. Please advise.

Answer: We evaluated the criteria in paragraph 17 of SFAS 131 and believe it is proper to aggregate Hickory and ALEC or the entity that holds the TraveLeaders assets. The nature of the products and services offered by TraveLeaders and managed by AWT are similar to Hickory's. Hickory complements and is vertically integrated in their business with ALEC. Hickory provides a vehicle of source for some travel destinations and hotel contracts while providing 24/7 travel emergency assistance to the travelers of ALEC. ALEC provides the travel management to corporate and leisure customers who may choose to use options sourced through Hickory or ALEC's own negotiated travel destinations and hotel contracts.

16. Your response to comment 18 and revised disclosure on page F-10 indicates that you concluded that there were no events or changes in circumstances that would indicate impairment in your recorded goodwill. This conclusion is based on the criteria in paragraph 28 of SFAS 142 in determining whether to test goodwill for impairment between the annual testing date. Please tell us how you will perform, and the results of, your impairment testing or tell us how you considered each of the criteria in paragraph 27 of SFAS 142 in order to carry forward the fair value from 2004.

Answer: We consider the criteria in paragraph 27 SFAS 142 and determined the assets and liabilities have not changed significantly, the fair value of the TraveLeaders' business exceeded the carrying amount and no events or circumstances have changed since the most recent fair value determination.

     The travel business' performance in 2005 was better than the projections used for 2005 in the initial valuation performed at December 31, 2004. There were no events or factors that caused us to believe the projections used after 2005 were not reasonable, thus if we performed the impairment analysis at December 31, 2005, the discounted cash flows would be reasonably close to the ones used in the December 31, 2004 valuation.


Note 8 - Investment in Senior Secured Notes, page F-18
------------------------------------------------------

17. We have reviewed your response to comment 21 and the related revision to your disclosure. Please clarify, whether interest accrues on the CNG Note and what the payment terms of such interest are. Also, clarify how you have recorded the transaction (i.e. an asset for $5 million and a liability for $5 million).

Answer: No interest expense presently accrues on the CNG Note. CNG originally sold the senior secured notes ("the Notes") to GCD Acquisition Corp. ("GCD") for $5,000,000 in exchange for what is now referred to as the CNG Note, a non-recourse note payable to CNG. The CNG Note has a stated interest of three month LIBOR plus 1%, and repayment of the Note is contingent on, and will be in the amount of, proceeds received by GCD on the Notes. The contingent obligation is limited to $5,000,000, and interest only accrues on amounts that become due on the CNG Note by virtue of collection. In March 2004, AMLH acquired the Notes from GCD in exchange for $170,000 in stock and the assumption of GCD's liability under the CNG Note.

     At the time we acquired the Notes, we recorded our investment in the Notes at cost, $170,000 plus the $5,000,000 contingent liability which, at the time, we felt was appropriate to record in connection with SFAS 5.

     Since that time, in December 2004, we acquired substantially all of the AWT assets that secured the Notes. We note that the significant driver in our investment in the Notes was to get in a senior creditor position as it relates to the AWT assets we sought to acquire. At this time, given the profitability of AWT operations, we still estimated collection on the Notes in excess of their carrying value, in spite of the default nature of the Notes and the absence of collateral. Similarly, payment on the CNG Note is contingent on the collection proceeds from the Notes that remain on the books.

     We have included this contingent liability as long-term debt rather than segregate it as a contingent liability in the financial statements since the time it was originally recorded. The contingent nature of the liability is clearly disclosed in the footnotes to the financial statements, and we feel the presentation is appropriate, although we recognize the relatively complicated nature of the instruments subjects either of the presentation options to further evaluation.

     We do not contend that the debt has been extinguished under SFAS 140, but rather that our estimate of a contingent liability has changed.

     As of December 31, 2006, we project collection on the Notes to be zero and, accordingly, we have recorded an impairment charge of $5,170,000. Associated therewith, we have estimated our liability under the contingent CNG Note to be zero, and have reduced our contingent liability to zero. Because of the economic dependence of the contingent liability adjustment on the impairment of the Notes, we intend to reflect only the net expense, $170,000, in our financial statements as an impairment loss.

18. Please revise your disclosure to clarify whether or not you have recorded any impairment on your investment in the Notes, given their default status. In this regard, please explain how you evaluated this investment for impairment as of December 31, 2005, in light of the fact that you already acquired substantially all of the assets which secure this note from AWT. Please also revise to disclose the change in ownership of the assets which secured this note.

Answer: See our Comment 17 response. We have revised our disclosure to state that we have not recorded impairment on our investment in the Notes, and that we have acquired substantially all of the collateral on the Notes.

19. Please tell us who you acquired the notes receivable from, explain to us why CNG Hotels would be willing to limit your liability under the CNG Note and the business purpose for the transaction where you assumed both the CNG Note and senior secured notes receivable paper. Please advise us whether the counterparty to the notes receivable of CNG Hotels is a related party.

Answer: In March  2004,  we  acquired  the notes receivable from GCD Acquisition
     Corp.  and  we  assumed GCD Acquisition Corp.'s note payable to CNG Hotels.

     CNG Hotels and GCD Acquisition Corp. are not related to American Leisure Holdings, Inc. CNG Hotels originally purchased the notes from Galileo International, LLC, a global distribution system through which travel reservations are made. In October 2002, Galileo sold the notes to Seaway Two Corporation for $6 million. In February 2004, CNG purchased these notes from Seaway for $6 million and immediately, following this transaction, GCD Acquisition Corp. purchased the notes for a $5 million, 5 year, non-recourse promissory note due to CNG.

CNG limited GCD's liability and we assumed their position. This allowed us the option to acquire the assets of AWT without any creditor interference.


Note 10 - Investments, page F-18
--------------------------------

20. We read your revised disclosure in response to our prior comment 13. Please explain to us why you accounted for the sale of AVR in 2004 if the transaction did not close until January 2005.

Answer: We have  revised  our  disclosure to disclose the closing in April 2004.
     This was a mistake in this filing, but was properly disclosed in the Form 10-KSB for the year ended December 31, 2004.


Note 14 - Stockholders Equity and Redeemable Preferred Stock
------------------------------------------------------------

Common Stock and Redeemable Preferred Stock, page F-22
------------------------------------------------------

21. We read your revised disclosure in response to comment 25. We note that your disclosure includes a discussion of the treatment for cumulative and unpaid dividends upon redemption. Please clarify how cumulative and unpaid dividends are treated upon conversion.

Answer: We have revised our disclosure to add "Upon any conversion, the holder, by converting, waives his right to the payment of cash for such accrued but unpaid dividends. In lieu of a cash dividend the holder shall receive such number of shares of common stock equal to (A) the amount of accrued but unpaid dividends on such preferred stock surrendered for conversion by such holder, divided by (B) the market value of common stock on the Conversion Date."

22. Please advise and revise your disclosure to further explain the conversion features associated with your Series B and C Preferred Stock. In this regard, we note that the conversion per share associated with your Series B and C Preferred Stock is subject to change based on the market price of your common stock but your disclosure does not clearly explain how the conversion rate changes. Please also advise us and revise to explain the conversion rights associated with your Series E Preferred Stock.

Answer: We have revised our disclosure to add the effect of market prices on the conversion of Series B and C preferred stock. We also revised our filing to explain the conversion rights associated with Series E preferred stock.

Warrants, page F-23
-------------------

23. We note from your response to comment 26 and revised disclosure on page F-23 that you issued warrants in 2005 to purchase, in the aggregate, 3.5 million shares of common stock. However, throughout this note you only disclose the issuance of warrants to purchase 2.8 million shares of common stock. Please revise to include the disclosures referred to in our prior comment 26 for all warrants granted during the year. In addition, we note that you authorized the issuance of warrants to Mr. Wright to purchase 2.0 million shares of common stock. Please revise to disclose whether these warrants were actually issued to Mr. Wright, as indicated for all other issuances during the year.

Answer: We have revised our disclosure as follows: "In 2005, American Leisure issued 4,354,032 warrants of which 3,854,032 were issued in connection with loan guarantees and financing, 200,000 were issued to directors and 300,000 were issued for the acquisition of the minority interest in Tierra Del Sol, Inc.

     In 2004, American Leisure issued 2,228,064 warrants of which 876,879 were issued in connection with loan guarantees and financing, 525,000 were issued to directors and officers and 310,000 were issued to outsiders.

     During 2003, American Leisure issued 200,000 warrants were issued to outsiders.

     Warrants  for  Loan  Guarantees  and  Financing  Costs

     During 2005, American Leisure issued 3,854,032 warrants valued at $3,837,696. The warrants were issued in connection with loan guarantees and in connection with obtaining additional financing and recorded as deferred financing costs. These warrants are exercisable from $0.001 to $5 and have terms ranging from 3 to 5 years. The estimated fair value of the warrants was valued using the black-scholes option pricing model with the following assumptions: dividend yield 0.0%, expected volatility of 195%, risk-free interest rate of 1.5% and expected lives of 36 to 60 months.

     Mr. Wright has personally guaranteed the Company's indebtedness of $6,000,000 to Stanford. In July 2005, the Company authorized the issuance of warrants to Mr. Wright and Mr. Chiles to purchase 347,860 shares and 168,672 shares, respectively, of our common stock at an exercise price of $1.02 per share and in December 2005, the Company authorized the issuance of warrants to Mr. Wright to purchase 2,008,500 shares of our common stock at an exercise price of $1.02 per share. The Company is under a continued obligation to issue warrants at $1.02 to Messrs Chiles and Wright for guarantees they may be required to give on the Company's behalf going forward. The warrants were valued using the Black-Scholes option pricing model and recorded as deferred financing costs.

     During 2004, American Leisure issued 2,228,064 warrants valued at $1,461,794. The warrants were issued in connection with loan guarantees and in connection with obtaining additional financing and recorded as deferred financing costs. These warrants are exercisable from $.001 to $5 and have terms ranging from 3 to 5 years. The estimated fair value of the warrants was valued using the black-scholes option pricing model with the following assumptions: dividend yield 0.0%, expected volatility of 158%, risk-free interest rate of 1.5% and expected lives of 36 to 60 months.

     In March 2004, the Company issued warrants to Bill Chiles, a director of the Company, to purchase 168,672 shares of the Company's common stock at an exercise price of $2.96 per share of common stock which were subsequently revised to an exercise price of $1.02 as consideration for personal loan guarantees to Stanford. Also, in May 2004, the Company issued warrants to Malcolm Wright, a director of the Company and the Company's Chief Executive Officer and Chief Financial Officer, to purchase 347,860 shares of the Company's common stock at an exercise price of $1.02 per share of common stock. The Company issued the warrants to Messrs. Chiles and Wright as consideration for their personal guarantees of the Company's debt and pledges of their shares of the Company's stock to Stanford as part of the security for the financing that Stanford provided to the Company.

     During 2003, American Leisure issued 200,000 warrants valued at $44,600. The warrants were issued in connection with loan guarantees and in connection with obtaining additional financing and recorded as deferred financing costs. These warrants are exercisable at $1.02 and have terms of 5 years. The estimated fair value of the warrants was valued using the black-scholes option pricing model with the following assumptions: dividend yield 0.0%, expected volatility of 158%, risk-free interest rate of 1.5% and expected lives of 60 months.

     Warrants for Director Services

     During 2005, American Leisure issued 200,000 warrants valued at $144,057. The warrants were issued to members of the board of directors. These warrants are exercisable from $1.02 and have terms of 3 years. The estimated fair value of the warrants was valued using the black-scholes option pricing model with the following assumptions: dividend yield 0.0%, expected volatility of 158%, risk-free interest rate of 1.5% and expected lives of 36 months.

     Warrants Issued for Minority Interest

     Also, during 2005, American Leisure issued 300,000 warrants valued at $233,713. The warrants were issued in connection with the acquisition of minority interest in Tierra Del Sol, Inc. The warrants are exercisable at $5 and have term of 5 years. The estimated fair value of the warrants was valued using the black-scholes option pricing model with the following assumptions: dividend yield 0.0%, expected volatility of 158%, risk-free interest rate of 1.5% and an expected life of 60 months.

     At December 31, 2005, there are 6,782,096 warrants outstanding with exercise prices ranging from $0.001 to $5.00 that expire between 2008 and 2010."

24. Your response to comment 26 indicates that certain warrants were issued in connection with obtaining financing and that you recorded the fair value of such warrants as deferred financing costs. Please tell us which warrants were issued in connection with obtaining financing and why you did not account for the issuance of these warrants in accordance with APB 14.

Answer: Costs of issuing debt should be deferred as an asset and amortized by periodic charges to income per APB 21, paragraph 16 that requires that debt issue costs be reported as deferred charges and amortized using the interest method over the life of the debt. We believe we complied with APB 21, since the warrants were issued to third parties and not the creditor. The warrants issued to Stanford International Bank, Ltd. were recorded as deferred financing costs, since they were issued separately as an incentive to enter into a debt agreement. We considered APB 14 and determined the value of the warrants is more accurately presented as deferred financing costs rather than as a discount to the debt. The following is a list of warrants issued in 2005 for financing costs.

     West Villas Inc                            12/29/05             135,000
     Orlando Tennis Village Inc                 12/29/05             135,000
     Main Gate Inc                              12/29/05             135,000
     Chiles                                       7/1/05             168,672
     Wright                                       7/1/05             347,860
     Wright 40mln                                12/1/05           1,200,000
     Wright 8.1mln                               12/1/05             243,000
     Wright 4mln                                 12/1/05             120,000
     Wright 14.8mln                              12/1/05             445,500
     Stanford Venture Capital Holdings, Inc.     12/1/05             308,000
     Stanford International Bank                 12/1/05             154,000
     Stanford International Bank                 12/1/05             154,000
     Stanford International Bank                 12/1/05              77,000
     Bogar, Fusselmann, Pi and Stein             12/1/05             154,000
     Bogar, Fusselmann, Pi and Stein             12/1/05              77,000
                                                                 --------------
                                                                   3,854,032


25. As a result of the conversion features associated with your convertible preferred stock, it appears that you would be unable to conclude that you have sufficient authorized and unissued shares outstanding to settle any contracts that are within the scope of EITF 00-19 and that are to be
     ---
     settled in shares, including all of your outstanding warrants disclosed here that are subject to EITF 00-19. Please tell us how you considered paragraph 19 of EITF 00-19 in determining the appropriate classification of your warrants.

Answer: We have  100,000,000  shares  of common stock authorized and at December
     31, 2005 and had 10,334,974 outstanding. At December 31, 2006, the maximum number of common shares issuable would increase common stock outstanding to 27,877,863.

     We concluded the maximum number of common shares we would issue under the most favorable conversion rates for all preferred shares outstanding would be 10,760,793. We have now disclosed the terms of the maximum conversion terms and total potential shares issuable upon the conversion of the preferred stock.

     We considered paragraph 19 of EITF 00-19 for the appropriate classification of our warrants. We concluded we would not be required to obtain shareholder approval in order to increase our authorized shares in order to net-share or physically settle the contracts. The only warrants with registration rights are the warrants issued to Stanford International Bank Ltd., and per the registration rights agreement, we have a 180 days from the date of demand to register the warrants issued to Stanford International Bank, Ltd. As of the date of this letter Stanford has not given us such notice; therefore, at December 31, 2005, we had sufficient shares to settle all warrants issued and outstanding as there are no additional shares to be issued for liquidating damages. We have previously disclosed total warrants outstanding of 6,782,096.


Note 17 - Commitments and Contingencies, page F-25
--------------------------------------------------

26. Your revised disclosure states that "AWT pays American Leisure 90% of earnings before interest, depreciation, and taxes as calculated under accounting principles generally accepted in the United States of America". However, EBITDA (and variations on it) is a non-GAAP measure. Please remove the reference to GAAP in this part of your disclosure.

Answer: We have  removed  the  reference  to  GAAP  in  the  disclosure.


Note 20 - OperatingSegments, page F-28
--------------------------------------

27. We note that you evaluate the performance of your operating segments based on income before net interest expense, income taxes, depreciation and amortization, accounting changes and non-recurring items. However, we also note that your reported segment income (loss) includes these items and is reported at the net income (loss) level. Please revise or advise. Refer to paragraph 32 of SFAS 131 for the reconciliation disclosure requirements.

Answer: We have revised the Note 20 to disclose our segments are reported at the net loss level.

Form 10-QSB for the period ended June 30, 2006
----------------------------------------------

Note E - Related Party Transactions, page 9
-------------------------------------------

28. We read your response to comment 31 and reissue our prior comment in its entirety. Please clarify the components of your gain on sale including the components of the total purchase price and carrying amount of your investment in CLM. In addition, please clarify how your basis in CLM, disclosed in response to comment 30, reconciles to the disclosure on page 27, which states that your total investment in CLM was $5.7 million.

Answer: We have revised Note E on our June 30, 2006 Form 10-QSB and revised our disclosure as follows: "Effective June 30, 2006, we sold our subsidiary Caribbean Leisure Marketing Ltd. ("CLM"), CLM owns a 49% interest in
     Caribbean Media Group, Inc. (call center operations), to Stanford International Bank, Ltd. ("SIBL") in exchange for promissory notes in the amounts of $1,250,000 and $2,100,000 and $2,313,175 of fees and accrued interest. The sale resulted in a gain of $2,988,082. We also issued 355,000 warrants at an exercise price of $10.00 expiring on April 30, 2008."

     We have deleted the reference to the investment of $5.7 million. The $5.7 million is the total of promissory notes, fees and interest that were exchanged by SIBL for our interest in Caribbean Leisure Marketing Ltd.

     We revised the disclosure on pages 27 and 28 as follows: "Effective June 30, 2006, we sold our subsidiary, Caribbean Leisure Marketing Limited ("CLM), to Stanford International Bank Limited ("SIBL") under a stock purchase agreement. CLM owns a 49% in Caribbean Media Group, Ltd. ("Caribbean Media Group"), which owns and operates a call center in Antigua. In exchange for the common stock of CLM, SIBL exchanged certain promissory notes and accrued fees and interest totaling $5,663,274.

     In connection with the agreement, SIBL agreed to amend the due date of certain notes, described in greater detail below, and we agreed to issue SIBL a warrant to purchase 355,000 shares of our common stock at an exercise price of $10.00 per share, which warrants have an expiration date of April 30, 2008, and contain certain anti-dilution clauses, whereby if we grant any options or sell any shares of common stock for less than $1.02 per share, the exercise price of the 355,000 warrants will reset to such lower price.

     In connection with the agreement, SIBL exchanged the following debts which we owed to SIBL: a $1,250,000 promissory note and accrued interest thereon through June 30, 2006; a $2,100,000 promissory note and accrued interest thereon through June 30, 2006; all accrued and unpaid interest on our $6,000,000 note with SIBL as of June 30, 2006; all accrued and unpaid interest on our $3,000,000 promissory note payable to SIBL as of June 30, 2006; $220,652 of the $331,178 of accrued interest on our $8,000,000 promissory note payable to SIBL, and all accrued fees on our $6,000,000 letter of credit, which SIBL agreed to guaranty in connection with the KeyBank loans.

     Additionally, in connection with the agreement, SIBL also agreed to amend the due dates of the notes which we owe to SIBL, including, the $6,000,000 note, which now has a maturity date of December 18, 2008; the $3,000,000 note, which now has a maturity date of April 30, 2007; the $1,355,000 note, which now has a maturity date of June 30, 2007; the $8,000,000 note, which now has a maturity date of December 31, 2006; and the $305,000 note, which has a maturity date of June 30, 2007.

     Finally, we and SIBL agreed that CLM would be released and discharged from any liability under the $6,000,000 note or the $305,000 note with SIBL, which it previously agreed to guaranty."

29. Please revise your financial statements to record the sale of CLM during the period in which the transaction closed, which we understand was August 2006, or further explain to us why it is appropriate to recognize the sale as of June 30, 2006 when you did not actually close the sale until August 2006. In your response, please tell us how you will consider the guidance in paragraphs 41-44 and 46 in determining the appropriate classification of the financial position and results of operations of CLM during the period ended September 30, 2006 and your revised financial statements for the period ended June 30, 2006. Refer also to the required disclosures in paragraph 47 of SFAS 144.

Answer: The sale was agreed to in June 2006; however, the execution of the paperwork was not completed until August 2006. The sale is recorded in the proper period.


Please feel free to contact the undersigned if you have any questions regarding the aforementioned responses to you comments.

                                   Very truly yours,

                                   /s/ Malcolm Wright
                                   ----------------------------
                                   Malcolm Wright
                                   Chief Executive Officer